Christian O. Nagler To Call Writer Directly: +1 212 446 4660 cnagler@kirkland.com	601 Lexington Avenue New York, NY 10022 United States +1 212 446 4800 www.kirkland.com	Facsimile: +1 212 446 4900

June 4, 2021

VIA EDGAR

Securities and Exchange Commission Division of Corporation Finance 100 F Street, NE Washington, D.C. 20549 Attention: Jessica Livingston and David Lin

Re:	Atlas Crest Investment Corp. Registration Statement on Form S-4 Filed March 8, 2021 File No. 333-254007

On behalf of our client, Atlas Crest Investment Corp. (the “Company”), we set forth below the Company’s response to the letter, dated April 2, 2021, containing the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above referenced Registration Statement on Form S-4 filed by the Company on March 8, 2021 (the “Registration Statement”).

In order to facilitate your review, we have restated the Staff’s comments in this letter, and we have set forth the Company’s responses immediately below the Staff’s comments.

In addition, the Company has revised the Registration Statement in response to the Staff’s comments and is filing an amendment to the Registration Statement concurrently with this letter, which reflects the revisions and clarifies certain other information. The page numbers in the text of the Company’s responses correspond to the page numbers in the Registration Statement. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Registration Statement on Form S-4 filed March 8, 2021

Questions and Answers, page ix

1.	Staff’s comment: Please address and highlight early in this section the changes in voting power and equity stake of current Atlas public stockholders as a result of the Business Combination, disclosing the percentage equity ownership and voting power current Archer shareholders will hold in New Archer. Make similar changes to the Summary.

Securities and Exchange Commission June 4, 2021 Page 2

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page pages x, 3, and 46 of the Registration Statement to highlight the changes in voting power and to disclose the percentage ownership and voting power current Archer shareholders will hold in New Archer.

Summary of the Proxy Statement/Prospectus

The Parties to the Business Combination, page 1

2.	Staff’s Comment: Please balance the disclosure in your summary by prominently disclosing the early development stage, history of losses and expectation of future losses for Archer. Also please briefly discuss the going concern language in Archer's auditor’s report, as disclosed on page 30.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 2.

Organizational Structure, page 10

3.	Staff’s Comment: Please revise the post-business combination structure diagram to disclose the respective percentage ownership and voting power of the four investor groups depicted therein.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 10.

Notes to Unaudited Pro Forma Condensed Combined Financial Information

Note 3. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information, page 141

4.	Staff’s Comment: We note your disclosure related to adjustments (i) and (dd). Please revise your disclosure to explain why the amounts shown for these adjustments differ given that both adjustments reflect estimated Archer Founder Grant restricted stock unit compensation expense.

Securities and Exchange Commission June 4, 2021 Page 3

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 150 of the Registration Statement to explain the difference in the adjustment amounts in (i) and (dd).

Management's Discussion and Analysis of Financial Condition and Results of Operations of Archer

Critical Accounting Policies and Estimates

Stock-Based Compensation, page 194

5.	Staff’s Comment: Please provide us with additional detail explaining the basis for the grant date fair value of the common stock underlying stock options issued during 2020 and, if applicable, 2021. As part of your response, include detail regarding options issued by date of grant and explain any factors that resulted in changes in valuation. In addition, explain the reasons for differences between the valuations of your common stock at the grant date for options you issued and the valuation determined as part of your proposed business combination transaction.

Response: The Company acknowledges the Staff’s comment and we intend to supplementally respond to the Staff.

Archer Aviation Inc.

Notes to Financial Statements

Note 3. Summary of Significant Accounting Policies

Fair Value of Common Stock, page F-13

6.	Staff’s Comment: We note that when determining the fair value of your common stock, you utilized valuations prepared by an independent third party. While you are not required to make reference to this third party, when you do you should also disclose the name of this expert and include the consent of the expert as an exhibit. Please revise accordingly. For additional guidance, refer to question 233.02 of the Compliance and Disclosure Interpretations regarding Securities Act Rules.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page F-54 and F-79 of the Registration Statement to remove the reference to the independent third party.

Securities and Exchange Commission June 4, 2021 Page 4

Note 6. Related Party Transactions

Partial Recourse Promissory Notes, page F-18

7.	Staff’s Comment: We note that you entered into partial recourse promissory note arrangements with Archer’s founders on November 21, 2020 which provided each of them with a partial recourse loan as consideration for the issuance of stock, which proceeds were used for the exercise of shares of common stock pursuant to option agreements issued to the founders on November 3, 2020. Revise your disclosure to more clearly explain these transactions and provide us with an explanation of your accounting treatment with citations to the relevant authoritative guidance.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages F-59 and F-83 of the Registration Statement to more clearly describe the transactions and the accounting for the partial recourse promissory notes issued to the Archer Aviation Inc. (“Archer”) founders. Additionally, Archer respectfully advises the Staff that the partial recourse promissory note arrangements with Archer’s founders are considered nonrecourse in their entirety for accounting purposes and thus have been accounted for as in-substance unexercised share options in Archer, consistent with the guidance in ASC 718-10-25-3.

The partial recourse promissory notes were issued on November 21, 2020 for the early exercise of shares granted to the founders on November 3, 2020. The underlying options continue to vest in monthly tranches over four years from November 21, 2020 as Archer’s founders provide services to Archer. If a founder terminates employment within four years, the Company has a right to repurchase the unvested shares at the original exercise price of $0.15 per share, representing an effective forfeiture provision, consistent with the guidance in ASC 718-10-55-31(a). For each of the loans, Archer has recourse for the unpaid interest and 51% of the principal (the “Recourse Portion”) against the respective borrower’s real, personal, tangible or intangible assets, and otherwise only has recourse against the shares pledged as collateral underlying the loans. A note issued by an entity should be classified as a recourse loan or a nonrecourse loan based on the terms of the loan and Archer’s historical practice of enforcing recourse loans, and the accounting for the related stock purchase or exercise will vary depending on the recourse or nonrecourse nature or the loan.

Therefore, Archer first considered whether the partial recourse promissory notes represented recourse or nonrecourse loans for accounting purposes. Partial recourse notes are not explicitly discussed in ASC 718, therefore Archer looked to superseded stock-based compensation guidance in Issue 34 of EITF Issue 00-23, which indicates that partial recourse notes should be accounted for as nonrecourse in their entirety if the note is not aligned with a corresponding percentage or a pro-rata portion of the underlying shares. With respect to the founder’s promissory notes, the 51% partial recourse is aligned with a portion of the principal of the loan versus a percentage of the underlying shares. Therefore, it was determined that the loans should be accounted for as nonrecourse in entirety. While the guidance in EITF 00-23 has been superseded, we understand that the large accounting firms’ published guides all consider the historical guidance in this area of recourse and nonrecourse loans to still be relevant in assessing the appropriate accounting treatment under ASC 718. In accordance with ASC 718-10-25-3, as the notes are considered nonrecourse loans in their entirety, for accounting purposes they should be accounted for as in-substance stock options.

Securities and Exchange Commission June 4, 2021 Page 5

Therefore, based on the above interpretive guidance, Archer determined that the stock options exercised with a nonrecourse note should be considered to remain essentially unexercised. For accounting purposes, the stock options are not deemed exercised until the nonrecourse note is repaid. As a result, the nonrecourse loan and associated interest, along with the shares underlying the in-substance option, will not be recorded on Archer’s balance sheet or statement of operations. Furthermore, because the underlying options continue to vest as the employee provides services and not upon early exercise of the options (due to the repurchase feature on unvested shares described above), the corresponding stock-based compensation should continue to be recognized over the requisite service period with a corresponding credit to APIC.

As the ability to exercise the option with a promissory note was not part of the original terms of the option grant, the issuance of these notes is considered a modification of the original terms of the awards. In accordance with ASC 718-20-35-2A through 718-20-35-3, Archer evaluated the fair value of this in-substance stock option using the terms of the promissory note to determine if any incremental fair value was provided to the grantees over the fair value of the original options at that date. Archer’s determination of the fair value for the in-substance option award required the Company to assess both the exercise price, which includes the principal and interest, and the expected term, both of which may be impacted by the terms of the nonrecourse note arrangement. There is no performance or market condition associated with the nonrecourse note arrangement.

Archer estimated the fair value of the in-substance share options using the Black-Scholes option-pricing model and compared this fair value to the value of the original awards immediately prior to the issuance of the promissory note. Archer determined that the promissory note terms did not result in incremental fair value of these awards and therefore no incremental compensation cost would be recognized for the promissory note arrangement. The original grant date fair value of the awards will continue to be recognized as expense over the requisite service period on a straight-line basis.

Securities and Exchange Commission June 4, 2021 Page 6

As it relates to the earnings per share calculations, because the options remain unexercised for accounting purposes, the underlying shares are excluded from the denominator in basic earnings per share. While these shares are excluded from basic earnings/(loss) per share, Archer evaluates the in-substance stock options for dilution using the treasury stock method for each period in which the note remains outstanding.

Part II

Item 21 Exhibits and Financial Statements Schedules, page II-2

8.	Staff’s Comment: Please file the following as exhibits to the registration statement:

•	the Registration Rights Agreement; and

•	a legal opinion regarding the legality of the securities being registered. See Item 601(b)(5)(i) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has filed the Registration Rights Agreement as Annex I and the legal opinion as Annex J to the revised Registration Statement.

9.	Staff’s Comment: Please tell us how you considered filing the various agreements you discuss under "Material Agreements" on pages 184 - 185 as exhibits to the registration statement. Please refer to Item 601(b)(10) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it does not view the agreements with United Airlines, Mesa and Stellantis as material agreements as described in Item 601(b)(10) of Regulation S-K. In reaching this conclusion, the Company determined that the agreements with United Airlines, Mesa and Stellantis were made in the ordinary course of its business and do not fall within any of the exceptions set forth in Item 601(b)(10)(ii) of Regulation S-K, which might make them de facto material agreements.

Securities and Exchange Commission June 4, 2021 Page 7

The Company believes the agreements described on pages 194 and 195 of the Registration Statement do not grant any rights, nor impose any obligations, including financial obligations, that are material to the Company, its financial position or to an investment decision. Each of the agreements entered into with United and Mesa constitutes a purchase order for Archer Aircraft that are entered into in the ordinary course of business in Archer’s industry. The various agreements entered into with Stellantis also constitute agreements that ordinarily accompany the kind of business conducted by Archer and its subsidiaries. For the foregoing reasons, the Company respectfully submits that the filing of the such agreements is not required under Item 601(b)(10) of Regulation S-K and would not provide any material information to investors that is not already included in the Registration Statement. The Company has revised the Registration Statement to remove any reference to the subject agreements being material. Please see pages 96 and 194 of the Registration Statement.

Securities and Exchange Commission June 4, 2021 Page 8

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact the undersigned by telephone at (212) 446-4660 or by email at cnagler@kirkland.com.

Sincerely,

/s/ Christian O. Nagler
Christian O. Nagler

VIA E-MAIL

cc:	Diane Fritz
Ethan Horowitz
Jessica Livingston
David Lin
Securities and Exchange Commission

Michael Spellacy
Atlas Crest Investment Corp.

Michael Kim
Michael Taufner
Kirkland & Ellis LLP

Dave Peinsipp
John T. McKenna
Tara Capsuto
Cooley LLP